                                             Filed by Manulife Financial
                                             Corporation pursuant to Rule 425 of
                                             the Securities Act of 1933 and
                                             deemed filed pursuant to Rule
                                             14a-12 of the Securities Exchange
                                             Act of 1934

                                             Subject Company: John Hancock
                                             Financial Services, Inc. Commission
                                             File No.: 1-15607


         The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

         Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

         Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

         This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

         Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a memorandum sent to the employees of the Canadian and Corporate divisions of Manulife Financial Corporation.

                                *      *      *

                    MEMO TO CANADIAN AND CORPORATE DIVISIONS

Earlier today, Manulife Financial Corporate and John Hancock Financial Services, Inc. announced their plans to merge the two companies. This is a very exciting time in Manulife Financial's history, and for its Canadian Division particularly. The proposed merger between Manulife and John Hancock will be a tremendous opportunity for growth, as well as a time of great change. As a key leader at Manulife, you have an integral role in the first few weeks of this merger. Employees will look to you for leadership, and although no one has all of the answers right now, we ask that you set a positive, forward-looking tone.

In Canada, this merger presents us with four major opportunities:

      -     the creation of a powerful insurance franchise

      -     access to new complementary products

      -     introduction of new and diverse distribution channels

      -     expanded presence in Eastern Canada.

These are positive changes for our company and will allow us to become a leading player in all of our core businesses. It is important that employees realize that -- as Dominic D'Alessandro mentioned in his initial email -- this is "fundamentally, a combination not a consolidation" of the two companies.

That said, employees' natural response to this news would be, "what will happen to me?" Your role during this time can be crucial to quelling rumors and keeping employees focused on the job at hand, which is to continue working toward achieving our 2003 financial results. We do know the following and hope you will share this information with your employees.

      The Manulife Financial merit and incentive programs will be implemented on a normal basis for 2004. Manulife Financial benefit programs will continue in 2004. We expect to utilize normal attrition and enhanced growth rates over the three-year integration period to absorb most of the staff-related synergies contemplated in the merger. We will offer competitive severance packages where redundancies occur.

We realize that this information is most likely new to you as well. It is important that you communicate honestly with employees, and it is appropriate to say, "I don't know yet," if that is in fact the case. I have attached some Do's and Don'ts to give you some guidance.

There are strict regulations governing what can and cannot be said in connection with a merger. It is important to keep the following guidelines in mind when discussing the proposed merger between Manulife and John Hancock.

--------------------------------------------------------------------------------------------------------------------
                           Do                                                         Don't
--------------------------------------------------------------------------------------------------------------------
Explain that the merger will have no impact on the           Speculate. If you are asked a question that you don't
benefits, premiums, values or guarantees of current          know, say "I do not know" or "I cannot speculate on
policies or contracts. No policies will lapse nor will       that." Edit or revise written material prepared for
they be converted to Manulife (or John Hancock) policies.    employees, brokers, agents or customers.
Any policy eligible to receive policy dividends today
will be eligible for policy dividends in the future.
--------------------------------------------------------------------------------------------------------------------
Refer inquires to the press release and fact sheet           Respond to inquiries from the media or
announcing transaction                                       shareholders/securities analysts.  Inquiries should be
                                                             referred to the following areas:

                                                             Media:
                                                             Manulife Corporate Communications:
                                                             416-926-5226
                                                             John Hancock Public Relations:
                                                             617-572-6385

                                                             Investor Relations:
                                                             Manulife: 1-800-795-9767
                                                             John Hancock: 617-572-9282
--------------------------------------------------------------------------------------------------------------------
Refer employees to the general FAQs available on the Web.    Answer questions to which you do not know the answer.
--------------------------------------------------------------------------------------------------------------------
Describe factual, publicly available information about       Make forward-looking statements, such as projected
Manulife and John Hancock, and the proposed transaction.     combined operating results.

                                                             Convey non-public, restricted or confidential
                                                             information about Manulife or John Hancock.

                                                             Comment above and beyond the written materials you are
                                                             provided.
--------------------------------------------------------------------------------------------------------------------
Explain that it is illegal to offer investment advice.       Discuss opinions on the value of John Hancock or its
                                                             shares, or how a shareholder should vote on the offer.

                                                             Discuss opinions on the value of Manulife or its
                                                             shares. Discuss any personal plans about investing in
                                                             the company.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Continue ordinary course of business communications (with    Influence an investment in Manulife or John Hancock, or
policyholders, potential customers, vendors, etc.) and       shareholder voting on the
promotions of products and services.                         merger.
--------------------------------------------------------------------------------------------------------------------

We also are making communications commitments to our employees.

Manulife Financial and John Hancock Financials Services, Inc. have announced their plans to merge the two companies, creating one of North America's largest life insurance companies whose combined competitive advantage will be marked by its financial strength and the diversity and depth of its operations.

As a result of the merger, it is our intention to keep significant workforces in Toronto, Boston, Kitchener-Waterloo, Halifax and Montreal, as well as Hong Kong, Japan and Southeast Asia. We anticipate related workforce savings will be achieved through normal attrition during the lengthy integration process, combined with healthy business growth. Our primary focus will be on maintaining service to our customers, which requires talented, engaged employees.

Our commitment to you is:

      - To treat all employees in each organization with honesty and respect.

      - To communicate to employees as soon as decisions are finalized in an open, honest, clear and concise manner.

      -     To create avenues for easy, two-way communication.

      - To implement a controlled hiring process during the integration of the companies to ensure as many current employees as possible have opportunities in the combined organization.

      - To recognize the continuous service of employees from each organization.

Our businesses must continue as usual in order to be successful. We ask you to help us realize our commitment to be the most professional life insurance company in the world. It will be especially important that we continue to work hard to meet the needs of our existing customers and producers, and execute extraordinarily well.

Information will be communicated as soon as decisions are finalized in an open, honest, clear and concise manner. And we will create avenues for easy two-way communications. That begins today with several employee meetings and Webcasts. If viewing the Webcast, we ask that you arrange for your staff to meet in groups if possible.

We will have all of the latest information and updates posted on our Company Intranet @mfc. Employees will be given an opportunity to email any questions, which will be compiled into a Frequently Asked Question section. Please encourage employees to use this valuable resource.

This merger positions the combined company as the second largest life insurer in North America based on market cap. We will look to the leaders of the company to positively convey all appropriate key messages and to help employees understand that they have a choice in how they approach the merger. Successful employees will see the positives in this new combined company and seize opportunities available to them.

FEATURES

The merger will make Manulife the largest life insurance company in Canada and create North America's fourth largest life insurer by assets and second largest by market capitalization.

Manulife also will continue to have a strong global presence with significant operations in Hong Kong and Japan, as well as an even stronger presence in Southeast Asia with the addition of John Hancock's operations there.

We anticipate that the combined companies will be much stronger financially, with greatly enhanced scale across a diversified set of businesses, a strong and stable investment portfolio and a significantly expanded capital base. The company also will have a more diversified and balanced earnings base, 54% of which will come from life insurance sales.

ADVANTAGES

This combination turns two exceptionally strong and complementary companies into a single, integrated and leading global insurance franchise whose scale and capital base will lend to even greater growth and shareholder value.

This new entity will have economies of scale and be able to leverage the strengths of both companies to create the best opportunities for growth and for adding to shareholder value.

The transaction will position the company to compete more aggressively, improve its market position and generate stronger earnings.

BENEFITS

The new company will have:

      -     Access to deeper and more diversified distribution capabilities;

      - A more diverse and competitive product line, and the ability to make each company's best products available to all distributors;

      - Strong, high quality brands to market, including John Hancock, which will be the primary brand in the United States; and Manulife, which will be the primary brand in Canada;

      -     Increased capacity to grow profitable core lines of business;

      -     Stronger and leading market positions in all core business lines;

      - A more diversified and balanced earnings base, 54% of which will come from life insurance sales;

      -     Top tier financial scale and strength;

      - A consolidation of operations in the United States, Canada and Asia with estimated cost synergies of approximately Cdn$350 million (US$255 million) pre-tax, phased in over three years.

FOR CUSTOMERS

The merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts. The merger will not affect the products in which you have invested.

John Hancock has one of the best-known brands in the United States and it will become our primary brand for retail products and services there. Where appropriate, however, certain Manulife products will continue to be marketed in the U.S. under their existing brand name.

Manulife has one of the best-known brands in Canada and it will remain our primary brand for products sold there. Most products and services of Maritime Life, John Hancock's Canadian subsidiary, will be marketed under the Manulife brand name, although certain Maritime Life products may continue to be marketed under their existing brand name.

FOR EMPLOYEES

After the merger, we intend to maintain significant workforces in Toronto, Boston, Kitchener-Waterloo, Halifax and Montreal, as well as in our Hong Kong, Japan and Southeast Asian operations.

We anticipate, however, realizing some savings through workforce reductions. As the integration process moves forward, all areas of the combined companies will be reviewed and overlaps in responsibilities will be identified. This will drive the decisions on which positions are eliminated.

Nevertheless, it is our hope and expectation that the growth prospects of the combined companies will ultimately limit the number of reductions that prove necessary and that a majority of these reductions will occur through normal attrition during the integration process.

In the meantime, our primary focus will be on maintaining service to our customers, which requires talented, engaged employees.

COMMITMENT

Our businesses must continue as usual in order to be successful. We are committed to realizing our vision to be the most professional life insurance company in the world. We will continue to work hard to meet the needs of our existing customers and producers, and execute extraordinarily well

Please do not hesitate to contact me if you have any questions regarding the merger or how best to communicate to your staff. Thank you for your continued hard work and dedication.

FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a memorandum sent to the employees of the U.S. division of Manulife Financial Corporation.

                               *       *       *

                              MEMO TO U.S. DIVISION

                   The First Week after a Merger Announcement
                    Some thoughts for US Division Management

It will take everyone a week or two to absorb and understand the recent merger announcement:

     * This is "new news" to most employees. Many will need to think it through and ask questions.

     *  There will never be enough information.

     *  Rumors will be everywhere.

     * Try to keep employees focused on the facts (e.g. employee meetings, press release, analysts' presentation).

The impact of a merger announcement on employees can be as diverse as they are. Here are some typical dynamics that you may see:

     * Ambiguity: After the first few days where information is plentiful, the flow of information decreases and this can be frustrating to employees.

     * Trust: Because the merger was a surprise announcement, some employees may believe that they can't trust management as much. If the announcement refers to synergies or some job loss, some will be suspicious about the ultimate outcomes.

     * Communication: Employees will want and expect there to be perfect information about every aspect of merging. The truth is that decisions take time and many things cannot be shared for a quite some time. The opportunity for communication breakdowns and misinterpretation of events is very high.

     * Lack of control: Until the integration planning begins, there can be a perception that with a merger, employees and managers don't have a great deal of control over their destinies.

     * Impact on morale and productivity: With some or all of the above factors in play, there is a natural tendency to spend time talking and thinking about what may happen.

You have a special role in the first couple of weeks in helping to defuse some of these scenarios. This is when our employees, vendors and customers need the confidence of leadership. You will not have many answers, but you can still lead by:

     *  Setting a positive, forward looking tone:

        o Draw on the major opportunities that the US Division has in extended product through new channels and producing incremental growth.

        o  Reinforce the messages from the US employee presentation.

        o Show your own support. Everyone will take their lead from your attitude.

     * Be physically present: Take some time to walk around. Employees will appreciate seeing you and having some time to ask questions.

     *  Do what you can to stem rumors and speculation.

     *  Focus employees on our business:

        o Remind them we have a good year going and that our wholesalers and customers need us to support them.

     * Help employees understand that they have a choice in how they approach the merger:

        o  They can pretend change won't occur; but some change is inevitable

        o OR they see and seize the opportunities for themselves and the combined company.

     * Be prepared to "take the temperature" of your group several times during the first month. Continue to communicate as much as you can. Funnel key issues and questions through your Business Unit head and/or HR business partner.

The period between announcement and close could last 6-7 months. While decisions will be made, little will be actually implemented. Employees can get frustrated, thinking that move should be happening. The trick is to manage their expectations about what is happening and what will happen later.

     * Remind employees that the merger is completely dependent on regulatory approvals and a shareholder vote.

     *  Be prepared to explain the pace of the changes (6 months from now)

     * Sometime this fall, we will begin an internal newsletter to communicate key decisions that impact the organization.


FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock's stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife
Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a memorandum sent to the employees of the distribution force of Manulife Financial Corporation.

                                *      *      *

                           MEMO TO DISTRIBUTION FORCE

MANULIFE FINANCIAL CORPORATION AND JOHN HANCOCK FINANCIAL SERVICES TO MERGE

Manulife Financial Corporation and John Hancock Financial Services, Inc. have announced that their Boards of Directors have each voted unanimously to merge the companies, creating North America's second largest life insurance company by market capitalization, fourth largest by assets, and one of the largest life insurers in the world.

The combined companies' competitive advantage will be marked by the diversity and depth of its products and distribution, a leading position in the marketplace across all core business lines and large economies of scale.

We are extremely pleased to announce that, subject to regulatory and shareholder approvals, we expect that Manulife and John Hancock will become a formidable force in the North American financial services industry.

Manulife and John Hancock are an excellent strategic fit, combining two exceptionally strong companies into a single, integrated and powerful global insurance franchise, whose scale and capital base will lead to even greater growth and increased shareholder value.

Among many benefits, we anticipate that the new company will have stronger and leading market positions in all core business lines, high-quality brands in both the United States and Canada, a more diverse and competitive product line, and ability to make the best products available to all distributors.

For your customers, the merger will have no impact on their benefits, premiums, values or guarantees of current policies or contracts. Nor will it affect their investment products.

Shortly, you will be supplied with a news release announcing the deal as well as a letter highlighting the benefits of the merger. You may send both to your customers.

You also may tell your customers that the merger will be a great benefit to them. Not only will their policies and products be backed by a company that is even stronger financially than before, but they also will have access to an even more diverse and competitive product line to help them meet their investment and protection needs.

THE BENEFITS

The new company will have:

      -     Access to deeper and more diversified distribution capabilities;

      - A more diverse and competitive product line, and the ability to make each company's best products available to all distributors;

      - Several strong, high quality brands to market, including John Hancock, which will be the primary brand in the United States;

      -     Stronger and leading market positions in all core business lines;

      - A more diversified and balanced earnings base, 54% of which will come from core life insurance sales;

      - A consolidation of operations in the United States, Canada and Asia with estimated cost synergies of approximately Cdn$350 million (US$255 million) pre-tax, phased in over three years.

FOR YOUR CUSTOMERS

As noted above, the merger will have no impact on benefits, premiums, values or guarantees of their current policies or contracts. Nor will the merger affect their investment products.

John Hancock has one of the best-known brands in the United States and it will become our primary brand for retail products sold there. Where appropriate, however, certain Manulife products will continue to be marketed in the U.S. under their existing brand name.

Manulife has one of the best-known brands in Canada and it will remain our primary brand for products sold there. Most products and services of Maritime Life, John Hancock's Canadian subsidiary, will be marketed under the Manulife brand name, although certain Maritime Life products may continue to be marketed under their existing brand name.

FOR EMPLOYEES

After the merger, we intend to maintain significant workforces in Toronto, Boston, Kitchener-Waterloo, Halifax and Montreal, as well as in our Hong Kong, Japan and Southeast Asian operations.

We anticipate, however, realizing some savings through workforce reductions. As the integration process moves forward, all areas of the combined companies will be reviewed and overlaps in responsibilities will be identified. This will drive the decisions on which positions are eliminated.

Nevertheless, it is our hope and expectation that the growth prospects of the combined companies will ultimately limit the number of reductions that prove necessary and that a majority of these reductions will occur through normal attrition during the integration process.

In the meantime, our primary focus will be on maintaining service to our customers, which requires talented, engaged employees.

DO'S AND DON'TS

Also, from today moving forward, you may be asked many questions about the deal, what it means and its impact on your business. As you may already know, there are very strict regulations governing what can and cannot be said in connection with a merger.

Please read the following list of Do's & Don'ts for dealing with your clients in days ahead. We recommend that you follow these guidelines closely when discussing the proposed merger between Manulife and John Hancock.

--------------------------------------------------------------------------------------------------------------------
                         DO...                                                       DON'T...
--------------------------------------------------------------------------------------------------------------------
Explain that the merger will have no impact on the           Speculate. If you are asked a question that you don't
benefits, premiums, values or guarantees of current          know, say "I do not know" or "I cannot speculate on
policies or contracts. No policies will lapse nor will       that."
they be converted to Manulife (or John Hancock) policies.      Edit or revise written material prepared for
Any policy
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
eligible to receive policy dividends today will be           employees, brokers, agents or customers.
eligible for policy dividends in the future.
--------------------------------------------------------------------------------------------------------------------
Refer inquiries to the press release and fact sheet          Respond to inquiries from the media or
announcing transaction                                       shareholders/securities analysts.  Inquiries should be
                                                             referred to the following areas:

                                                             Media:
                                                             Manulife Corporate Communications: 416-926-5226
                                                             John Hancock Public Relations: 617-572-6385

                                                             Investor Relations:
                                                             Manulife: 1-800-795-9767
                                                             John Hancock: 617-572-9282
--------------------------------------------------------------------------------------------------------------------
Refer employees to the general FAQs available on the Web.    Answer questions to which you don't know the answer.
--------------------------------------------------------------------------------------------------------------------
Describe factual, publicly available information about       Make forward-looking statements, such as projected
Manulife and John Hancock, and the proposed transaction.     combined operating results.

                                                             Convey non-public, restricted or confidential
                                                             information about Manulife or John Hancock.

                                                             COMMENT ABOVE AND BEYOND THE WRITTEN MATERIALS YOU ARE
                                                             PROVIDED.
--------------------------------------------------------------------------------------------------------------------
Explain that it is illegal to offer investment advice.       Discuss opinions on the value of John Hancock or its
                                                             shares, or how a shareholder should vote on the offer.

                                                             Discuss opinions on the value of Manulife or its shares.

                                                             Discuss any personal plans about investing in the
                                                             company.
--------------------------------------------------------------------------------------------------------------------
Continue ordinary course of business communications (with    INFLUENCE AN INVESTMENT IN MANULIFE OR JOHN HANCOCK, OR
policyholders, potential customers, vendors, etc.) and       SHAREHOLDER VOTING ON THE MERGER.
promotions of products and services.
--------------------------------------------------------------------------------------------------------------------

COMMITMENT

Our businesses must continue as usual in order to be successful. We are committed to realizing our vision to be the most professional life insurance company in the world and we will continue to work hard to meet your needs and those of your customers extraordinarily well.

We hope that you and your customers will be excited about the benefits of our recently announced plans and should you need more information, please read the joint media release, or go to www.manulife.com or www.jhancock.com.

FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

        The following is a list of key messages and talking points.

                                *      *      *

                          KEY MESSAGES/TALKING POINTS

FEATURES

The merger will make Manulife the largest life insurance company in Canada and create North America's fourth largest life insurer by assets and second largest by market capitalization.

Manulife also will continue to have a strong global presence with significant operations in Hong Kong and Japan, as well as an even stronger presence in Southeast Asia with the addition of John Hancock's operations there.

We anticipate that the combined companies will be much stronger financially, with greatly enhanced scale across a diversified set of businesses, a strong and stable investment portfolio and a significantly expanded capital base. The company also will have a more diversified and balanced earnings base, 54% of which will come from life insurance sales.

ADVANTAGES

This combination turns two exceptionally strong and complementary companies into a single, integrated and leading global insurance franchise whose scale and capital base will lend to even greater growth and shareholder value.

This new entity will have economies of scale and be able to leverage the strengths of both companies to create the best opportunities for growth and for adding to shareholder value. The transaction will position the company to compete more aggressively, improve its market position and generate stronger earnings.

BENEFITS

The new company will have:

      -     Access to deeper and more diversified distribution capabilities;
      - A more diverse and competitive product line, and the ability to make each company's best products available to all distributors;
      - Strong, high quality brands to market, including John Hancock, which will be the primary brand in the United States; and Manulife, which will be the primary brand in Canada;
      -     Increased capacity to grow profitable core lines of business;
      -     Stronger and leading market positions in all core business lines;
      - A more diversified and balanced earnings base, 54% of which will come from life insurance sales;
      -     Top tier financial scale and strength;

      - A consolidation of operations in the United States, Canada and Asia with estimated cost synergies of approximately Cdn$350 million (US$255 million) pre-tax, phased in over three years.

FOR CUSTOMERS

The merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts. The merger will not affect the products in which you have invested.

John Hancock has one of the best-known brands in the United States and it will become our primary brand for retail products and services there. Where appropriate, however, certain Manulife products will continue to be marketed in the U.S. under their existing brand name.

Manulife has one of the best-known brands in Canada and it will remain our primary brand for products sold there. Most products and services of Maritime Life, John Hancock's Canadian subsidiary, will be marketed under the Manulife brand name, although certain Maritime Life products may continue to be marketed under their existing brand name.

FOR EMPLOYEES

After the merger, we intend to maintain significant workforces in Toronto, Boston, Kitchener-Waterloo, Halifax and Montreal, as well as in our Hong Kong, Japan and Southeast Asian operations.

We anticipate, however, realizing some savings through workforce reductions. As the integration process moves forward, all areas of the combined companies will be reviewed and overlaps in responsibilities will be identified. This will drive the decisions on which positions are eliminated.

Nevertheless, it is our hope and expectation that the growth prospects of the combined companies will ultimately limit the number of reductions that prove necessary and that a majority of these reductions will occur through normal attrition during the integration process.

In the meantime, our primary focus will be on maintaining service to our customers, which requires talented, engaged employees.

COMMITMENT

Our businesses must continue as usual in order to be successful. We are committed to realizing our vision to be the most professional life insurance company in the world. We will continue to work hard to meet the needs of our existing customers and producers, and execute extraordinarily well.

FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a reference guide used at various call centres for Manulife Financial Corporation.

                                *      *      *

                              CALL CENTRE SCRIPTS

You may confirm the following:

On Sunday, September 28, 2003, Boards of Directors from both Manulife Financial Corporation - the parent company of The Manufacturers Life Insurance Company, The Manufacturers Life Insurance Company (U.S.A.) (Manulife USA) and The Manufacturers Life Insurance Company of New York (Manulife New York) - and John Hancock voted to merge the companies.

For details surrounding the merger, please refer all customers back to the press release issued Sunday. Here is a link to the release and fact sheet.

Below are important Do's and Don't as well as some common questions that you may encounter in the next few weeks, please answer these questions in accordance with the script provided to you.

If there are questions which you cannot answer from anyone, send them via e-mail to Manulife Financial at investor_relations@manulife.com. We will determine how best to respond and advise you.

DO NOT ATTEMPT TO ANSWER ANY QUESTIONS FROM MANULIFE EMPLOYEES. REFER EMPLOYEES EITHER TO THEIR MANAGERS OR TO THEIR HR DEPTS. [MANULIFE FINANCIAL EMPLOYEES CAN ALSO E-MAIL `ASKMYMFC' FOR A CONFIDENTIAL RESPONSE]

There are strict regulations governing what can and cannot be said in connection with a merger. It is important to keep the following guidelines in mind when discussing the proposed merger between Manulife Financial and John Hancock.

DO...

Reiterate the following three points for all customers:

      [ ] The completion of the merger will have no impact on the benefits, premiums, values or guarantees of current policies or contracts.

      [ ] No policies will lapse. Any policy eligible to receive policy dividends today will be eligible for policy dividends in the future.

      [ ] All policyholders will benefit from having a stronger company supporting their current and future contract benefits.

DON'T...

      [ ] Speculate. If you are asked a question that you don't know, say "I do not know," or "I cannot speculate on that."

      [ ] Respond to inquiries from securities analysts or shareholders. These inquiries should be referred to INVESTOR RELATIONS: 1-800-795-9767

      [ ] Respond to inquiries from the media. These inquiries should be referred to CORPORATE COMMUNICATIONS: 416-926-5226

      [ ] Discuss opinions on the value of Manulife Financial or its shares, or how a shareholder should vote on the offer.

      [ ]   Discuss opinions on the value of John Hancock or its shares.

      [ ]   Discuss any personal plans about investing in the company.


                              QUESTIONS AND ANSWERS

I     GENERAL - ALL

      1. I JUST HEARD SOMETHING ON THE NEWS. WHAT IS HAPPENING?

      Manulife Financial and John Hancock announced [early today] that their Boards of Directors have voted to merge the companies, creating North America's 2nd-largest life insurance company by assets. As part of this deal, John Hancock's Canadian subsidiary Maritime Life, headquartered in Halifax, will become part of the integrated Canadian division of Manulife Financial.

      2. WHY ARE THEY DOING THIS?

      Manulife Financial/John Hancock wants to build a global financial services company that all Canadians/Americans can be proud of. We believe John Hancock/Manulife Financial is a quality business that will help us reach that goal by the addition of its strong operations.

      (In Canada, John Hancock's Canadian subsidiary, Maritime Life, will significantly add to our business, making our combined operations the largest in the country.)

      3. WHAT IS "THE DEAL"? WHAT ARE THE TERMS?

      Under the terms of the merger, John Hancock common shareholders will receive 1.1853 Manulife Financial common share for each John Hancock common share.

      4. WILL MANULIFE FINANCIAL BE MOVING TO THE US? WILL JOHN HANCOCK BE MOVING TO CANADA?

      In Canada, Manulife Financial is committed to maintaining a significant presence in Halifax, Montreal, Toronto and Kitchener-Waterloo, and regional offices across the country.

      In the United States, John Hancock has been an important presence in the Boston area. That will continue and be the North American headquarters for the combined company.

      5. IS THIS A GOOD DEAL?

      There are many advantages for both Manulife Financial and John Hancock. The two companies complement each other in ways that leverage their respective strengths, as well as unlock new opportunities for earnings growth that would not exist without this combination. In Canada, Manulife Financial and Maritime Life are among the top insurers in the country; John Hancock is among the top insurers in the United States.

      6. HOW DOES THIS BENEFIT THE COMPANY, ITS POLICYHOLDERS OR SHAREHOLDERS?

      There are many anticipated benefits to this merger for both companies, including

      -     Greatly enhanced scale;
      -     More diverse and competitive product line;
      -     A significantly expanded capital base;
      -     Access to deeper and more diversified distribution capabilities.

      7. WHAT IS THE TRANSACTION WORTH? /HOW BIG WILL THE NEW COMPANY BE?

      - The combined company will be the 2nd largest life insurer in North America (by market capitalization) and the 4th largest by total assets. [Cdn callers - the second largest financial institution and 2nd largest public company in Canada - after the Royal Bank].

      8. WHAT WILL THIS COST?

      Merger related transaction and integration costs are estimated at C$560million pre-tax (excludes costs of change of control agreements).

      9. WHAT IS THE DIFFERENCE BETWEEN THIS DEAL AND WHAT MANULIFE FINANCIAL TRIED TO DO WITH CANADA LIFE LAST YEAR?

      This is a merger rather than a takeover. The Boards of both Manulife Financial and John Hancock have endorsed the transaction and believe that it will significantly enhance the long-term value for the companies, their contract holders and shareholders.

      10. DOES MANULIFE FINANCIAL HAVE TO GET PERMISSION TO DO THIS? ARE THERE REGULATORY APPROVALS REQUIRED FOR THE PROPOSED TRANSACTION?

      Yes, the proposed transaction will require approvals from insurance regulators and competition/anti-trust approvals in Canada and the United States. It is anticipated that all regulatory approvals will be received in a timely manner.

      11. WHAT IS THE PROCESS FOR THIS MERGER/WHAT WILL HAPPEN NEXT?

      John Hancock stockholders will be asked to vote on the transaction. In addition there are insurance regulatory and competition/anti-trust approvals required.

      12. WHEN IS THIS ALL LIKELY TO HAPPEN?

      Company officials believe it will take several months to go through the various regulatory approvals as well as approval by John Hancock stockholders that is required of a merger. They expect the transaction will close and the merger will be effective in the first half of 2004.

      13. HOW DOES JOHN HANCOCK'S BUSINESS HELP MANULIFE FINANCIAL BE MORE OF A GLOBAL LEADER? IS THIS JUST ABOUT SIZE?

      The combined company will be big - the 2nd largest life insurance company in North America by market capitalization and the 4th largest by total assets. But more important, John Hancock's businesses are an excellent fit with our own and we intend to build the combined operations into a stronger company. In Canada, Manulife Financial and Maritime Life, John Hancock's subsidiary, have great track records on integrating businesses and translating this into growth at all levels.

      14. WHAT GOVERNMENT BODY CAN I CONTACT IF I WANT TO REGISTER A COMPLAINT OR COMMENT ABOUT THE MERGER?

      Complaints may be directed to the Canadian Office of the Superintendent of Financial Institutions. US residents should contact the Department of Insurance in Michigan.

      15. WHERE CAN I GET MORE INFORMATION?

      For more information callers should be referred to the press release and fact sheet which can be found on the company's website (www.manulife.com).

      16. WHO WILL I CALL WITH QUESTIONS (OR FOR SERVICE) ONCE THE MERGER IS COMPLETED?

      You can continue to call here for questions about your policy (group contract) (retirement savings etc). If changes are made to the organization later on you will be notified so that you will always know exactly who to contact for service.

II    MANULIFE FINANCIAL CANADIAN CUSTOMERS

      1. WILL ANYTHING HAPPEN TO MY POLICY?

      The merger will have no impact on the benefits, premiums, values or guarantees of current policies and contracts.

      We believe policyholders will benefit from having a stronger company supporting their current and future contract benefits.

      2. WILL MANULIFE FINANCIAL STILL BE THE ISSUER OF MY POLICY OR WILL IT CHANGE?

      The merger will have no impact on the benefits, premiums, values or guarantees of current policies and contracts. Any policy eligible to receive dividends today will be eligible for dividends in the future.

      3. IS MARITIME LIFE GOING OUT OF BUSINESS?

      We intend to integrate Maritime Life into our operations and they will add significantly to our Canadian business. Manulife Financial will be the primary brand name in Canada although certain Maritime Life products may continue to be marketed under their own brand.

      4. WILL ANYTHING HAPPEN TO MY RETIREMENT SAVINGS?

      No. The merger will have no impact on the contractual obligations of the plans.

      5. WHAT WILL HAPPEN TO FUNDS THAT I'VE INVESTED IN?

      The merger will not affect the products you have invested in.

      6. WHAT HAPPENS TO MY SHARES IN MANULIFE FINANCIAL?

      The merger will not affect your ownership of shares in Manulife Financial. If the customer has further questions about his or her shares in Manulife Financial, refer the caller to Investor Relations at 1-800-795-9676, ext 63074 or 66349.

III   MANULIFE FINANCIAL US CUSTOMERS

      1. WILL ANYTHING HAPPEN TO MY POLICY?

      No. The merger will have no impact on the benefits, premiums, values or guarantees of current policies and contracts. Any policy eligible to receive dividends today will be eligible for dividends in the future.

      2. WILL MANULIFE FINANCIAL STILL BE THE ISSUER OF MY POLICY OR WILL IT CHANGE TO JOHN HANCOCK?

      Manulife Financial will remain the issuer of your policy. The merger will have no impact on the benefits, premiums, values or guarantees of current policies and contracts. Any policy eligible to receive dividends today will be eligible for dividends in the future.

      3. WILL MANULIFE FINANCIAL STILL BE THE ISSUER OF MY 401K? WILL ANYTHING HAPPEN TO MY 401K PLAN?

      Yes, Manulife Financial will remain the issuer of its 401k plans. The merger will have no impact on the contractual obligations of the plans.

      4. IS THE NEW COMPANY STILL FINANCIALLY SOUND?

      This combination creates a significantly financially stronger company over both the short- and long-term.

      The merger of Manulife Financial and John Hancock creates North America's 4th largest life insurance company by assets. With the depth and diversity of its products and distribution, the new company will have a leading position in the marketplace across all of its core business lines.

      5. WHAT WILL HAPPEN TO THE FUNDS THAT I HAVE INVESTED IN?

      The merger will not affect the products that you have invested in.

      6. WHAT HAPPENS TO MY SHARES IN MANULIFE FINANCIAL?

      The merger will not affect your ownership of shares in Manulife Financial. [If the customer has further questions about his or her shares in Manulife Financial, refer the caller to Investor Relations at 1-800-795-9676, ext 63074 or 66349.]

      7. HOW WILL THIS MERGER AFFECT MANULIFE FINANCIAL'S RATINGS?

      All rating agencies have reaffirmed the ratings of Manulife Financial following the announcement of the intended merger.

IV    MANULIFE FINANCIAL US BROKERS

      1. WILL THE BRAND NAME STAY THE SAME OR BE CHANGED TO JOHN HANCOCK?

      For the short-term, all Manulife Financial and John Hancock products will be marketed under their existing brand names.

      Over the longer-term, John Hancock will become the primary brand for retail products and services in the United States, with some Manulife Financial products continuing to be marketed in the U.S. under the Manulife Financial brand.

      2. WILL WE CROSS SELL JOHN HANCOCK'S PRODUCTS?

      As long as normal legal and regulatory requirements are satisfied, distributors will have access to the even more diverse and competitive product line offered by both companies.

      3. WILL I REPRESENT AND SELL ON BEHALF OF ONE COMPANY OR BOTH OF THEM?

      For the short-term, all Manulife Financial and John Hancock products will be marketed under their existing brand names. Over the longer-term, John Hancock will become the primary brand for retail products and services in the U.S., although certain Manulife Financial products will continue to be marketed in the US under the Manulife Financial brand. Those brokers who have selling agreements with Manulife Financial will have access to the John Hancock product line as well.

      4. WHAT IMPACT WILL THIS HAVE ON COMMISSIONS? SERVICING? SALES SUPPORT? QUALIFYING CONVENTIONS?

      Manulife Financial remains firmly committed to its distribution forces and, over the short-term, anticipates no material changes to existing commission structures, underwriting policies and procedures; servicing and sales support issues and qualifying conventions. As must be expected, the Company will evaluate its policies and procedures during the integration process.

      5. WHAT WILL HAPPEN TO DISTRIBUTORS' SELLING AGREEMENTS?

      All selling agreements with both companies will be honored for the term of the contract. As is customary, when these agreements expire, new agreements would be negotiated. No major changes, however, are anticipated.

      6. WHAT SHOULD I TELL MY CUSTOMERS?

      In the next few days, you will be supplied with a letter that highlights the benefits of the merger and the press release announcing the deal that you may send to your customers. You may also relate to them that the merger should be seen as a great benefit. Not only will their policies and products be backed by a financially stronger company than before, but also they will have access to an even more diverse and competitive product line to help them to meet their investment and protection needs.

      Customers who would like information on their policy or who have further questions should be referred to the appropriate Manulife Financial customer service center.

      BUSINESS CUSTOMER SERVICE CENTERS                 PHONE NUMBER
      INSURANCE                                         -
          TRADITIONAL PRODUCTS                          800-387-2747
          VARIABLE PRODUCTS                             800-827-4546

      GROUP PENSIONS                                    800-395-1113

      ANNUITIES                                         800-344-1029

V     MANULIFE FINANCIAL SHAREHOLDERS

      1. WHAT HAPPENS TO MY SHARES IN MANULIFE FINANCIAL?

      The merger will not affect your ownership of shares in Manulife Financial. Only John Hancock shareholders will need to vote on this transaction.

      2. WHAT WILL HAPPEN TO THE MANULIFE FINANCIAL SHARE PRICE?

      Share price is determined by the market and fluctuates with a wide variety of variables. We are not permitted to speculate on future share price movement.

      3. WILL I GET MORE SHARES?

      You will not receive additional Manulife Financial shares as a result of this merger. The offer will be made to John Hancock shareholders as it is their shares that would be exchanged for Manulife Financial shares.

      4. HOW DOES THIS DEAL WORK? HOW IS MANULIFE FINANCIAL ABLE TO GIVE SHARES TO HANCOCK SHAREHOLDERS WITHOUT TAKING THEM AWAY FROM ME?

      Manulife Financial will be issuing more shares to satisfy the total consideration offered to merge John Hancock with Manulife Financial.

      5. WHY SHOULD MANULIFE FINANCIAL SHAREHOLDERS WANT THIS DEAL? WHY IS IT BETTER FOR ME?

      Manulife Financial believes this offer is a benefit for shareholders of both companies, creating the 2nd largest life insurance company in North America by assets - with superior product, geographic and risk diversification.

      6. WHAT KIND OF SAVINGS DO YOU EXPECT FROM THIS DEAL?

      We expect that consolidation of operations in the United States, Canada and Asia will result in annual run-rate cost savings of US$250 million/Cdn$350 million (pre-tax) by 2006.

      7. I AM A MANULIFE FINANCIAL SHAREHOLDER, WHAT DO I HAVE TO DO RIGHT NOW? WILL I NEED TO VOTE?

      You will not have to do anything. You will not need to vote because Canadian law does not require approval from our shareholders. Only John Hancock shareholders need to vote on this transaction.

      8. WILL MANULIFE FINANCIAL CONTINUE TO DECLARE SHARE DIVIDENDS QUARTERLY?

      Manulife Financial has paid share dividends on a quarterly basis. The current intent is to continue to pay quarterly dividends, on the direction of the Board of Directors.

      9. I AM A MANULIFE FINANCIAL SHAREHOLDER; HOW DO I EXPRESS MY OPINION ABOUT THIS DEAL?

      You should discuss this matter with your stock broker or registered financial advisor or you can send your comments directly to Manulife Financial via e-mail to investor_relations@manulife.com, or mail to Investor Relations, Manulife Financial, 200 Bloor Street East, Toronto, Ontario M4W 1E5

      10. CAN I PARTICIPATE IN THIS IF I BUY HANCOCK SHARES NOW?

      If you bought John Hancock shares now you would be eligible for the same exchange as any other John Hancock shareholder. Existing and new shareholders of Manulife Financial are not affected in any way.

FORWARD-LOOKING STATEMENTS

The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

IMPORTANT LEGAL INFORMATION

This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.